NEWS RELEASE

EMX Completes Initial Closing on the Royalty Acquisition on the

Caserones Copper-Molybdenum Mine in Northern Chile

Vancouver, British Columbia, August 23, 2021 (NYSE American:  EMX; TSX Venture:  EMX;  Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce that it has completed the initial closing under the recently announced agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones Copper-Molybdenum Mine (the "Caserones Royalty") located in northern Chile for US$34.1 million in cash (see EMX news release dated August 17, 2021).

As previously reported, EMX has formed a 50%-50% partnership with Altus Strategies Plc ("Altus") (AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty for US$68.2 million. EMX and Altus will each control an effective 0.418% royalty interest and will each be responsible for US$34.1 million of the purchase price. EMX and Altus have formed a Chilean company, Minera Tercero, Spa ("Tercero"), of which EMX and Altus each own 50%. Tercero has agreed to purchase 43% of the issued and outstanding shares of an underlying royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM California"),  through a Share Purchase Agreement with 16 shareholders of SLM California to acquire ownership of 43% of SLM California's issued and outstanding shares, and thereby indirect ownership of 43% of SLM California's 1.944% NSR royalty interest in the Caserones property (i.e., a 0.836% NSR royalty interest, held as to 0.418% by EMX and 0.418% by Altus.).

Under the initial closing today, Tercero has acquired 33% of SLM California for US$52.3 million. Sale of the remaining 10% of the shares of SLM California is anticipated to close by September 1, 2021.

The acquisition of the Caserones Royalty is expected to provide immediate enhancement to EMX's royalty cash flow and to secure long-term proceeds from copper and molybdenum production in one of the world's top mining regions. This transaction nicely compliments the Company's growing portfolio of royalty interests in South America, which has become a recent emphasis in the Company's growth strategy.

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX"; and on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the second closing of the Caserones royalty purchase, , expected cash flows from EMX's interest in the Caserones royalty, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: failure of the vendors under the Share Purchase Agreement to perform their obligations, fluctuations in or problems with production from the Caserones mine, unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.  It is possible EMX may not complete the transaction, as a result of failure to fulfill conditions of closing, unavailability of financing or for other reasons EMX cannot anticipate at this time.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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www.EMXroyalty.com